                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                    ICF KAISER INTERNATIONAL, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)

                               449244102
                            (CUSIP Number)

                         Rodd M. Baxter, Esq.
                    SG Cowen Securities Corporation
                           Financial Square
                     New York, New York 10005-3597
                            (212) 495-5618
      (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                             July 1, 1998
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

                                  SCHEDULE 13D

CUSIP No.  449244102

    1.     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cowen & Company
           13-5616116

     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)

           (a)  [ ]
           (b)  [X]

     3.    SEC USE ONLY


     4.    SOURCE OF FUNDS (See Instructions)

           PF, 00

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           [ ]

     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New York

                      7.   SOLE VOTING POWER

                           0

NUMBER OF SHARES      8.   SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH             0
    REPORTING
   PERSON WITH        9.   SOLE DISPOSITIVE POWER

                           0

                      10.  SHARED DISPOSITIVE POWER

                           0

     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           0

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           [ ]

     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%

     14.   TYPE OF REPORTING PERSON (See Instructions)

           PN

                                  SCHEDULE 13D
CUSIP No.  449244102

      1.   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cowen Incorporated

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)

           (a)  []
           (b)  [X]

      3.   SEC USE ONLY


      4.   SOURCE OF FUNDS (See Instructions)

           AF, 00

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           [ ]

      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware

                        7.   SOLE VOTING POWER

                             0

 NUMBER OF SHARES       8.   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH              0
    REPORTING
   PERSON WITH          9.   SOLE DISPOSITIVE POWER

                             0

                       10.   SHARED DISPOSITIVE POWER

                             0

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          0

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [ ]


     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%

     14.  TYPE OF REPORTING PERSON (See Instructions)

          HC, CO

                                 SCHEDULE 13D
CUSIP No.  449244102

      1.  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph M. Cohen

      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

          (a)  [ ]
          (b)  [X]

      3.  SEC USE ONLY


      4.  SOURCE OF FUNDS (See Instructions)

          AF, 00

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]

      6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                        7.  SOLE VOTING POWER

                            176,000

 NUMBER OF SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             0
    REPORTING
    PERSON WITH         9.  SOLE DISPOSITIVE POWER

                            176,000

                       10.  SHARED DISPOSITIVE POWER

                            0

    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          PERSON

          176,000

    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [ ]

    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.73%

    14.   TYPE OF REPORTING PERSON (See Instructions)

          IN

         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined herein) with the Securities and Exchange Commission (the "Commission") on April 3, 1998 and constitutes Amendment No. 1 (this "Amendment"). As this Amendment reflects beneficial ownership of 5% or less of the Shares, the Reporting Persons are not required to make (and will not make) any additional filings unless such persons thereafter become the beneficial owners of more than 5% of the class and are required to file pursuant to the rules of the Commission. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the
Schedule 13D.

         Item 2. Identity and Background.
                 -----------------------

         This Amendment is being filed by: (i) Cowen & Company, a New York limited partnership ("Cowen"); (ii) Cowen Incorporated, a corporation organized under the laws of the State of Delaware ("Cowen Inc."); and (iii) Mr. Joseph M. Cohen (collectively with Cowen and Cowen Inc., the "Reporting Persons").

         On July 1, 1998, pursuant to an Acquisition Agreement, dated as of February 22, 1998, by and among Cowen, Cowen Inc., and Societe Generale, a banking corporation organized under the laws of France ("SG"), SG purchased certain assets and assumed certain liabilities of Cowen and Cowen Inc. (the "Acquisition"). In connection with the Acquisition, the business of Cowen and Cowen Inc. was transferred to Societe Generale Securities Corporation ("SGSC"), a subsidiary of SG, and SGSC was renamed SG Cowen Securities Corporation ("SG Cowen"). The assets and business transferred to SG Cowen include the Shares held in Cowen's investment account as well as Cowen's voting and/or dispositive rights with respect to Shares held in Cowen's clients' discretionary brokerage accounts or investment management accounts over which Cowen exercises discretionary authority. Accordingly, each of Cowen, Cowen Inc. and Mr. Joseph
M. Cohen ceased to be a "reporting person," as such term is used in Schedule 13D, upon the consummation of (and as a result of) the Acquisition on July 1, 1998.

         Item 5. Interest in Securities of the Issuer.
                 ------------------------------------

         (a)-(b) As a result of the Acquisition, SG Cowen acquired all beneficial ownership of the Shares from Cowen and Cowen Inc. After the consummation of the Acquisition, neither Cowen nor Cowen Inc. beneficially owned any Shares.

         As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by Mr. Joseph Cohen, including the number of Shares as to which he has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth as follows:

                                                            Percentage of
                                               Number of     Outstanding
                                                 Shares        Shares
                                               ---------    -------------

        Beneficially owned (aggregate):          176,000        0.73%
        With sole power to vote:                 176,000        0.73%
        With shared power to vote:                     0           0%
        With sole power to dispose:              176,000        0.73%
        With shared power to dispose:                  0           0%

         As of June 30, 1998, the number of Shares outstanding, as reported by the Company, was 24,119,802. The number of Shares beneficially owned by Cowen, Cowen Inc. and Mr. Joseph Cohen represent 0%, 0% and 0.73%, respectively, of the outstanding Shares.

         (c) Within the sixty (60) days prior to July 15, 1998, Cowen effected on behalf of itself and its clients with market makers in the Shares the following sale of the Shares for its clients' discretionary or investment management accounts:

             Sale Date         Number of Shares       Per Share Price
             ---------         ----------------       ---------------
             05/07/98               5,000                  $2.83


         During such sixty-day period, Cowen did not effect any purchase of the Shares, either on its on behalf or on behalf of its clients.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date:  July 15, 1998

                                   COWEN & COMPANY

                                   By: COWEN INCORPORATED
                                         Its General Partner


                                       By:/s/ David Sarns
                                          ------------------------
                                          David Sarns
                                          Managing Director


                                   COWEN INCORPORATED


                                   By:/s/ David Sarns
                                      ----------------------------
                                      David Sarns
                                      Managing Director



                                   /s/ Joseph M. Cohen
                                   -------------------------------
                                   Joseph M. Cohen